--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                               ----------------

                                 SCHEDULE 13E-4/A
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (Amendment No. 1)
                               -----------------

                            STREAMLOGIC CORPORATION
                                (Name of Issuer)

                               ----------------

                            STREAMLOGIC CORPORATION
                      (Name of Person(s) Filing Statement)

                               ----------------

           6% Convertible Subordinated Debentures due March 15, 2012
                         (Title of Class of Securities)

                               ----------------

                                  863238-AA-5
                     (CUSIP Number of Class of Securities)

                               ----------------

                                 Lee N. Hilbert
                            Chief Financial Officer
                             21329 Nordhoff Street
                         Chatsworth, California  91311
                                 (818) 701-8400

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


                                   Copy to:

                           Brian G. Cartwright, Esq.
                               Latham & Watkins
                       633 West Fifth Street, Suite 4000
                      Los Angeles, California  90071-2007
                                (213) 891-7941


                              October 7, 1996
     (Date Tender Offer First Published, Sent or Given to Security Holders)


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               PAGE 1 OF 6 PAGES
                            EXHIBIT INDEX ON PAGE 6

ITEM 1.      SECURITY AND ISSUER.

     (a) StreamLogic Corporation hereby amends and supplements its statements on Schedule 13E-4 filed with the Securities and Exchange Commission on October 7, 1996 (the "Schedule 13E-4"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13E-4.

     (b) The information set forth in the Supplement to Offer to Exchange dated November 6, 1996 (the "Supplement") attached hereto as exhibit (a)(9) is incorporated herein by reference. The Offer to Exchange dated October 7, 1996, as amended and supplemented by the Supplment, and the Letter of Transmittal together constitute the "Offer."

ITEM 2.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in "Amendments to the Offer to Exchange" of the Supplement is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(j) The information set forth in "Amendments to the Offer to Exchange" of the Supplement is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "Amendments to the Offer to Exchange" of the Supplment is incorporated herein by reference.

ITEM 7.      FINANCIAL INFORMATION.

     (a)-(b) The information set forth in "Amendments to the Offer to Exchange" of the Supplment is incorporated herein by reference.

ITEM 8.      ADDITIONAL INFORMATION.

     (b) The information set forth in "Amendments to the Offer to Exchange" of the Supplment is incorporated herein by reference.

     (e) The information set forth in the Offer to Exchange, the related Letter of Transmittal and the Supplement, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (a)(9), respectively is incorporated herein by reference.

ITEM 9.      MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit No.   Description
     -----------   -----------
     (a)(1)*       Offer to Exchange dated October 7, 1996.
     (a)(2)*       Letter of Transmittal.
     (a)(3)*       Notice of Guaranteed Delivery.
     (a)(4)*       Letter from the Company to Brokers, Dealers,
                   Commercial Banks, Trust Companies and Other Nominees.
     (a)(5)*       Letter to Clients for use by Brokers, Dealers,
                   Commercial Banks, Trust Companies and Other Nominees.
     (a)(6)*       Letter from the Company to 6% Debenture Holders.
     (a)(7)*       Text of Press Releases dated June 17, 1996, September 16,
                   1996 and October 6, 1996.
     (a)(8)*       Guidelines of the Internal Revenue Service for
                   Certification of Taxpayer Identification Number on Substitute
                   Form W-9.
     (a)(9)        Supplement to Offer to Exchange dated November 6, 1996.
     (a)(10)       Supplemental Letter from the Company to Brokers, Dealers,
                   Commercial Banks, Trust Companies and Other Nominees.
     (b)   *       Not applicable.
     (c)(1)*       Letter Agreement dated as of June 14, 1996 between the
                   Company and Loomis Sayles & Co., L.P.
     (c)(2)*       Letter Agreement dated September 13, 1996 between the Company and Loomis Sayles & Co., L.P.
     (c)(3)*       Letter Agreement dated as of October 3, 1996 between the
                   Company and Loomis Sayles & Co., L.P.
     (d)           Not applicable.
     (e)           Not applicable.
     (f)           Not applicable.

     * previously filed


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 6, 1996             STREAMLOGIC CORPORATION



                                       BY /s/ Lee N. Hilbert
                                          -------------------------------------
                                       NAME:   LEE N. HILBERT
                                       TITLE:  CHIEF FINANCIAL OFFICER

                                 EXHIBIT INDEX

                                                                                   SEQUENTIALLY
EXHIBIT                                                                              NUMBERED
NUMBER                                  DESCRIPTION                                    PAGE
-------                                 -----------                                ------------
(a)(9)      Supplement to Offer to Exchange dated November 6, 1996.
(a)(10)     Supplemental Letter from the Company to Brokers, Dealers, Commercial
            Banks, Trust Companies and Other Nominees.